MASTEC, INC.

800 S. Douglas Road,

12th Floor

Coral Gables, FL 33134

December 21, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4631

Washington, D.C. 20549-0404

Attn:	Jessica Kane

Re:	MasTec, Inc. (the “Company”)
Registration Statement on Form S-4, initially filed November 24, 2010 as amended (the “Registration Statement”)
File No. 333-170834

Dear Ms. Kane,

The Company hereby requests acceleration of the effective date of the Registration Statement so that such Registration Statement shall become effective at 5:00 p.m. (Washington, D.C. time), on Wednesday, December 22, 2010 or as soon thereafter as practicable.

The Company hereby acknowledges as follows:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Alberto de Cardenas at the address first set forth above.

Respectfully yours,

MASTEC, INC.

By:	/s/ Alberto de Cardenas
Alberto de Cardenas
Executive Vice President & General Counsel